DYNAMICS RESEARCH CORPORATION
Two Tech Drive
Andover, Massachusetts  01810

October 17, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Division of Corporation Finance

Re:	Dynamics Research Corporation.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 8-K/A Filed September 16, 2011
File No. 001-34135

Dear Mr. Gilmore:

On behalf of Dynamics Research Corporation. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated September 23, 2011 with respect to the Company's Form 10-K for its fiscal year ended December 31, 2010 (the "Form 10-K") and the Company’s Amendment No. 1 to Form 8-K filed on September 16, 2011 (the "Form 8-K/A"). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 6. Selected Financial Data, page 29

1.
We note your disclosure of “Return on invested capital.” Please tell us how you considered providing a reconciliation, by schedule or other clearly understandable method, of how you arrived at this measure. In this regard we note that you have not disclosed the related income taxes nor have you disclosed the adjustment to “normalize for the investment made for acquisitions.” As part of your response, please tell us what you mean by this statement. See Item 10(e)(1)(i) of Regulation S-K.

Response:

In future filings, the Company will disclose the information required under Item 10(e)(1)(i) of Regulation S-K with respect to return on invested capital.  The table below includes additional disclosures of how the Company arrived at calculating return on invested capital which will be provided in future filings:

	As of December 31,
	2010	2009	2008	2007	2006
Total assets	$198,216	$203,601	$208,930	$149,953	$159,852
Other long-term liabilities	$27,067	$31,936	$30,286	$8,576	$12,805
Total debt	$22,000	$31,973	$38,000	$7,737	$15,000
Stockholders’ equity	$107,185	$94,096	$81,475	$96,504	$84,314
Tax rate (1)	39.0%	37.8%	29.5%	40.2%	40.9%
Return on invested capital (2)	12.8%	8.8%	(0.1)%	7.7%	4.9%
Stockholders’ equity per share	$10.68	$9.48	$8.42	$10.15	$9.05
Return on stockholders’ equity	11.9%	10.8%	(1.5)%	7.4%	4.8%
Funded backlog	$133,516	$158,518	$146,619	$115,155	$91,884
Number of shares outstanding	10,040,029	9,923,357	9,674,512	9,509,849	9,314,962

(1) The tax rate is calculated by dividing provision (benefit) for income taxes by income (loss) from continuing operations before provision for income taxes.

(2) Return on invested capital is calculated by dividing operating income (loss), net of related income taxes, by invested capital.  Income taxes related to operating income (loss) is calculated by multiplying operating income (loss) times the tax rate.  Invested capital is the sum of total debt and shareholders' equity, minus cash, normalized for the investment made for acquisitions during the year.  On August 1, 2008, the Company purchased Kadix Systems LLC at a price of $47.3 million. Invested capital for 2008 was reduced by $27.6 million, or 7/12 of the total purchase price, as the operating results of the acquired business were not reflected in the Company’s operating results for the first 7 months of 2008.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 32

2.
We note your disclosure that as a result of the annual goodwill impairment test performed as of November 30, 2010, you determined that the carrying amount of the reporting unit did not exceed its fair value and, accordingly, did not record a charge for impairment. Please tell us the percentage by which fair value exceeded carrying value. In future filings, to the extent that the reporting unit’s fair value is not substantially in excess of its carrying value as of your most recent step one test pursuant to ASC 350-20-35, we believe this disclosure should be provided. Alternatively, if your reporting unit is not at risk of failing step one, please disclose this in future filings.

Response:

The fair value of the reporting unit exceeded carrying value by 41%.  In future filings, to the extent that the reporting unit’s fair value is not substantially in excess of its carrying value as of our most recent step one test pursuant to ASC 350-20-35, the Company will provide the requested disclosures

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 50

3.
We note that for fixed-price contracts, you recognize revenue primarily under the percentage-of-completion method. Please tell us the method(s) used in measuring extent of progress toward completion and how you considered providing this disclosure pursuant to ASC 605-35-50-2 and ASC 912-235-50-1(c).

Response:

Our revenues consist primarily of services provided by our employees and the pass through of costs for materials and subcontract efforts under contracts with government customers.  Costs of services consist mainly of compensation expenses for program personnel, the fringe benefits associated with the compensation and other direct expenses to complete programs including the cost of materials and subcontract efforts.  The labor based services provided to our customers are delivered under time and materials, cost reimbursable and fixed-price contracts including service-type contracts.

As stated in the Form 10-K, the Company recognizes revenue for fixed-price contracts, other than service type contracts primarily under the percentage of completion method.  Under this method, we recognize estimated contract revenue and resulting income based on costs incurred to date as a percentage of total estimated costs as we consider this model best reflects the economics of these contracts. The Company considered the requirements of ASC 605-35-50-2 and ASC 912-235-50-1c to be met by the statement in the filing that “The risk on a fixed-price contract is estimates of costs to complete the contract may exceed revenues on the contract” as this was indicative of the Company’s usage of total estimated costs as the basis for revenue recognition.  In future filings the Company will use the language indicated in the second sentence above to more clearly indicate the method of measuring the extent of progress toward completion.

4.
We note, based on your disclosures in the business section, that you provide software support and maintenance services. Please tell us whether such services are included in arrangements subject to contract accounting, e.g., percentage-of-completion, and tell us how they are accounted for. We refer you to paragraphs 55-74 and 55-75 of ASC 985-605.

Response:

The software support and maintenance services referenced in our business section consist primarily of labor services provided by our employees and the pass though of costs for materials and subcontract labor efforts. These labor services are delivered to government customers primarily through single element arrangements under time and material and cost reimbursable contracts.  These services may also be delivered through a service type fixed price contract whereby revenue is recognized ratably over the contract period in cases where the labor is performed consistently throughout the arrangement.  Under fixed price contracts where labor is not expected to be performed consistently throughout the arrangement, the Company recognizes estimated contract revenue and resulting income based on costs incurred to date as a percentage of total estimated costs as this model best reflects the economics of these contractual arrangements.

5.
Please tell us whether your arrangements contain multiple elements and, if so, how your revenue recognition policy disclosures address these arrangements. In this regard, we note that your disclosures should describe the elements included in the multi-element arrangements and describe how you allocate the arrangement fee to each of those elements. As part of your response, please tell us how you considered ASU No. 2009-13 beginning in fiscal 2011.

Response:

Our revenues consist primarily of services provided by our employees and the pass through of costs for materials and subcontract efforts under contracts with government customers.  Costs of services consist mainly of compensation expenses for program personnel, the fringe benefits associated with the compensation and other direct expenses to complete programs including the cost of materials and subcontract efforts.  The labor based services provided to our customers are delivered under time and materials, cost reimbursable and fixed-price contracts including service-type contracts.  These services are delivered to government customers primarily through single element arrangements under time and material and cost reimbursable contracts.

The Company recognizes revenue under ASC 605-35, Revenue Recognition: Construction-Type and Production-Type Contracts which provides revenue recognition guidance for contracts where services are performed to customer specifications.  ASC 605-35-15-4 covers arrangements that include fixed price contracts, time and materials contracts as well as the cost type contracts which represent the type of arrangements that the company enters into with our customers.  The Company evaluated the guidance of ASU No. 2009-13 during the beginning of fiscal year 2011 and determined that it was not applicable to its business since the Company’s arrangements are covered by specific accounting guidance in particular ASC 605-35.

For time and materials contracts, revenue reflects the number of direct labor hours expended in the performance of a contract multiplied by the contract billing rate, as well as the reimbursement of other billable direct costs. For cost reimbursable contracts, revenue is recognized as costs are incurred and includes a proportionate amount of the fee earned.  Revenue from service-type fixed price contracts is recognized ratably over the contract period or by other appropriate output methods to measure service provided.  Under fixed price contracts other than service type contracts, revenue is recognized primarily under the percentage of completion method based on the percentage of costs incurred in relation to total estimated costs.

Note 11. Employee Benefit Programs

Defined Benefit Pension Plan, page 63

6.
We note the disclosures provided on page 64 that discuss the changes made to the pension liability adjustment to reflect the “required liability” at the respective balance sheet dates. Please clarify what is meant by “required liability.”

Response:

The Company used the term “required liability” to mean the amount of the Company’s pension liability adjustment, as calculated by our independent actuary, and recorded to accumulated other comprehensive loss, net of tax.  The Company will change the above noted disclosure by removing the term “required liability” in future annual filings, to read as follows:

At December, 31, 2010, the Company increased the amount recognized in other comprehensive income by $2.1 million to $35.4 million. In 2009, the Company decreased the amount recognized in other comprehensive income by $2.6 million to $33.3 million.  These amounts are reflected, net of related tax effects, as a component of accumulated other comprehensive loss as part of stockholders’ equity in the accompanying balance sheets.

7.	Please tell us how your disclosures regarding the Pension Plan comply with the requirements set forth in paragraphs 50-1e and 50-1j of ASC 715-20-50.

Response:

The Company’s Form 10-K, page 63, disclosed membership in the Pension Plan was frozen effective July 1, 2002 and participants’ calculated pension benefit was frozen effective December 31, 2006.

As a result, the accumulated benefit obligation and projected benefit obligation have been equal in amount since the year ended December 31, 2006.  In future filings, the Company will disclose the accumulated benefit obligation in future annual filings as required by paragraph 50-1e of ASC 715-20-50, by adding a disclosure to the following effect:

The accumulated benefit obligation and the projected benefit obligation for the Pension Plan were $80,422 and $75,233 at December 31, 2010 and 2009, respectively.

In regards to the requirement set forth in paragraph 50-1j of ASC 715-20-50, the Company believes the requirements have been met in the Form 10-K with the disclosures on page 64, as follows:

The reconciliation of the pension liability adjustment [amounts in accumulated other comprehensive loss that has not yet been recognized as components of net periodic benefit cost] was as follows:

			Experience
	Beginning		Loss/	Ending
	Balance	Amortization	(Gain)	Balance
2010	$33,312	$(1,098)	$3,165	$35,379
2009	$35,942	$(1,209)	$(1,421)	$33,312
2008	$11,260	$(635)	$25,317	$35,942

The Company expects to recognize amortization expense related to the net actuarial loss of approximately $1.2 million in 2011.

In the Company’s Form 10-K, the accumulated other comprehensive loss was entirely comprised of net gains or losses.  No other components existed due to the Pension Plan amendments discussed above.

Form 8-K/A Filed September 16, 2011

Exhibit 99.1

8.
We note you provided unaudited statements of income and cash flows for High Performance Technologies, Inc. for the six months ended June 30, 2011, but not the corresponding period of the preceding fiscal year, i.e., six months ended June 30, 2010. In this regard, please tell us how you considered Rule 3-05(b)(2)(iv) of Regulation S-X.

Response:

The Company will amend the Form 8-K/A to include the unaudited statement of income and cash flow for High Performance Technologies, Inc. for the six month period ended June 30, 2010, as required by Rule 3-05(b)(2)(iv) of Regulation S-X.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the Staff will find that the above satisfactorily addresses the comments set forth in Mr. Gilmore’s letter of September 23, 2011. If the Staff requires any further information, please contact me at (978) 289-1616.

Sincerely,

/s/ Richard A. Covel
Richard A. Covel
Vice President and General Counsel